UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 31, 2024

(Date of Report (Date of earliest event reported))

SUGARFINA CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV	89118
(Address of principal executive offices)	(ZIP Code)

(855)784-2734
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes.

On October 31, 2024, Sugarfina Corporation, a Delaware corporation (the “Company”) entered into a definitive agreement and plan of merger with Boxfox, Inc., a Delaware corporation (“Boxfox”), Sugarfina Merger Sub One, Inc., a Delaware corporation and the founders of Boxfox in a transaction valued at approximately $14,000,000. The Company will acquire Boxfox in a reverse triangular merger such that once consummated, Boxfox will become a wholly-owned subsidiary of the Company (the "Boxfox Subsidiary"). The consideration for the acquisition will be paid in shares of the Company’s Common Stock. An estimate of the consideration to be paid will be determined on the basis of amounts reported on an estimated closing balance sheet and estimated closing statement to be provided by Boxfox prior to closing. The estimated closing statement will include, among other items, Boxfox’s estimated net working capital, cash, debt and transaction expenses. Upon closing, the consideration paid to Boxfox stockholders will be based on the number of Boxfox shares held multiplied by the closing stock per share of merger consideration, which will be based on the estimated closing statement (“Closing Stock Payment”). The number of shares of the Company’s Common Stock that each Boxfox stockholder will receive will be the quotient of that stockholder’s Closing Stock Payment divided by $6.19, the valuation of the Company’s per share price for its Common Stock. Additionally, the Company will assume or payoff certain loans and other expenses, including certain indebtedness owed by Boxfox to a related party, including (i) $560,000 in subordinated PIK debt to be issued by the Company upon closing; (ii) a $250,000 short-term working capital loan plus interest payable by December 31st, 2024; (iii)  the outstanding balance of the remaining loans no later than March 31, 2025 and (iv) any remaining loans within one (1) year of closing in accordance with the terms of such loans. Certain amounts of the outstanding debt may be paid by the Company in either cash or the Company’s Series B Preferred Stock in an equivalent amount.

Current management and founders of Boxfox, Chelsea Moore Shannon and Jenni Olivero, will continue to serve as executive officers of Boxfox Subsidiary after the merger pursuant to a three year employment agreement with annual renewals thereafter, including compliance requirements for confidentiality and non-compete clauses. Their employment agreements also provide for a one-time performance benefit based on calendar year 2025 performance and an annual bonus based on pre-established goals for up to 40% of base salary. For purposes of the merger, Ms. Shannon also serves in her individual capacity as representative of Boxfox and its stockholders (the “Representative”).

The consideration to be paid by the Company in connection with the merger is subject to post-closing adjustments. Within ninety (90) days of closing, the Company will deliver to the Representative an unaudited balance sheet for the Boxfox and a closing statement including a calculation of net working capital, cash, debt, and transaction expenses, to be used as the basis for determining the final merger consideration to be paid by the Company. If the final merger consideration exceeds the estimated merger consideration, the Company will issue additional shares of the Company’s Common Stock to Boxfox stockholders on a pro rata basis in an amount equal to the dollar amount of the adjustment divided by $6.19. In the event the final merger consideration is less than the estimated merger consideration, then shares of Company Common Stock will be cancelled on a pro rata basis in a number equal to the difference between the estimated merger consideration and the final merger consideration, divided by $6.19.

Additionally, the merger agreement includes a holdback of ten (10)% of the Company’s Common Stock otherwise to be paid as consideration. In the event Boxfox’s net revenue for the twelve (12) consecutive calendar months prior to and ending on December 31, 2024, decreases by eighteen (18)% or more during the twelve (12) consecutive calendar months commencing January 1, 2025, then the 10% holdback of Common Stock will be cancelled and the shares will not be issued to the BoxFox stockholders.

The merger agreement was approved by a unanimous affirmative vote of Boxfox’s stockholders.

The foregoing description of the merger agreement and the transactions contemplated by the merger agreement is qualified in its entirety by the full text of the merger agreement, a copy of which is filed as Exhibits 6.17 to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description
6.17	Merger Agreement
99.1	Press release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUGARFINA CORPORATION

By:	/s/ Scott LaPorta
Name:	Scott LaPorta
Title:	Chief Executive Officer and Chief Operating Officer

Date: November 5, 2024